UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Immulabs Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                 Ellen Luthy, c/o Cyclone Financing Group, Inc.,

    2nd Floor, 827 West Pender Street, Vancouver, B.C. V6C 3G8 (604) 646-5546

                            (CUSIP Number) 45252V101

                                October 23, 2000
             (Date of Event which Requires Filing of this Statement)

CUSIP No.  45252V101
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).

          Aggressive American Capital Partners, Inc. (Bruce Deildal 98% majority owner)
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
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     3.   SEC Use Only


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     4.   Source of Funds (See Instructions)

          WC
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)


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

     6.   Citizenship or Place of Organization

          State of  Nevada
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                7.    Sole Voting Power

Number of             7,985,000
Shares          ----------------------------------------------------------------
Beneficially
Owned by        8.    Shared Voting Power
Each
Reporting             0
Person With     ----------------------------------------------------------------

                9.    Sole Dispositive Power

                      7,985,000
                ----------------------------------------------------------------

                10.   Shared Dispositive Power

                      0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,985,000
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)


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     13.  Percent of Class Represented by Amount in Row (11)

          84.05%
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     14.  Type of Reporting Person (See Instructions)

           CO
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

Item 1. Security and Issuer - This statement relates to the Common Stock, $.001 par value per share (the "Common Stock") of Immulabs Corporation, whose principal executive offices are located at 15945 Quality Trail North, Scandia MN 55073.

Item 2.   Identity and Background

          (a) Name; Aggressive American Capital Partners, Inc. (98% owned by Bruce Deildal)

          (b) Residence or business address; Aggressive American Capital Partners Inc.'s address is 475 Terminal Way, Suite E Reno NV 89502-3225. Bruce Deildal's address is P1 144 West 14th Street, North Vancouver, B.C. Canada.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Company for the investments of owner.

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; The Reporting Person, and/or Bruce Deildal, during the last five years, have not been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and The Reporting Person, and/or Bruce Deildal, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f)  Citizenship.

               United States. (A Nevada Corporation). Bruce Deildal is a Canadian Citizen

Item 3.   Source and Amount of Funds or Other Consideration

               Aggressive American Capital Partners, Inc. ("AA") purchased 7,985,000 common shares of Immulabs Corporation for $67,894.63 cash. All funds were provided from AA working capital. 7,985,000 common shares were registered in the name of AA. Bruce Deildal, a majority shareholder of AA negotiated and performed the required action of the buyer with respect to the purchase of Immulabs Corporation common stock.

Item 4.   Purpose of Transaction

               AA entered into purchase agreement for the Immulabs Corporation Common Stock on October 23, 2000 (acquired 84.05 % of the outstanding shares of Immulabs Corporation), for the purpose of Immulabs Corporation sourcing a suitable investment and obtaining related acquisition financing.

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                 Not applicable.

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the issuer or any of its subsidiaries;

                 Not applicable.

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                 Not applicable.

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               Since the conclusion of the Stock Acquisition Agreement, the President, Chairman and Chief Executive Officer of Immulabs Corporation, and the Vice President of Immulabs Corporation, resigned on November 1, 2000, and Bruce Deildal (98% owner of AA) was appointed to position of President, Chief Executive Officer and Director of Immulabs Corporation on said date.

          (e) Any material change in the present capitalization or dividend policy of the issuer; Ownership change only.

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                 Not Applicable.

          (g)  Changes  in  the   issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                 Not Applicable.

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 Not Applicable.

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 Not Applicable.

          (j)  Any action similar to any of those enumerated above.

                 Not Applicable.

Item 5.   Interest in Securities of the Issuer

          (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
               2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in
               Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

                 The  number of  shares of  Immulabs  Corporation  Common  Stock purchased by the Reporting Person pursuant to the Stock Acquisition Agreement was 7,985,000 which constituted approximately 84.05% of the Immulabs Corporation Common Stock based on the shares issued and outstanding as of October 23, 2000. The Reporting Person has the sole right to vote or to dispose of the shares of Immulabs Corporation Common Stock acquired pursuant to the Stock Acquisition Agreement.

          (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

                 See (a) above.

          (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                 No such transactions.

          (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                 Bruce Deildal,  the majority owner of the Reporting  Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Immulabs Corporation Common Stock owned by the Reporting Person.

          (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                 Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 Not Applicable.

Item 7.   Material to Be Filed as Exhibits

Stock Acquisition Agreement dated October 23, 2000 between Aggressive American Capital Partners, Inc. and Benjamin Traub, on his own behalf and as agent for certain selling shareholders.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2000


Signature:  For Aggressive American Capital Partners, Inc.  /s/ Bruce Deildal
                                                          ----------------------
                                                          Bruce Deildal
                                                          President & Director